October 6, 2021

Via EDGAR and E-MAIL

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	Request for Acceleration of Effectiveness
Citizens Financial Group, Inc. Registration Statement on Form S-4 (File No. 333-259590)

Ms. Bednarowski:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Citizens Financial Group, Inc. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form S-4, File No. 333-259590, as amended, be accelerated by the Commission so that it will become effective at 4:00 p.m. Eastern Time on October 7, 2021, or as soon thereafter as practicable.

Please contact H. Rodgin Cohen of Sullivan & Cromwell LLP at (212) 558-3534 or cohenhr@sullcrom.com, Mitchell S. Eitel at (212) 558-4960 or eitelm@sullcrom.com or Benjamin H. Weiner at (212) 558-7861 or weinerb@sullcrom.com with any questions you may have. In addition, please notify Mr. Cohen, Mr. Eitel or Mr. Weiner when this request for acceleration has been granted.

Very truly yours,

Citizens Financial Group, Inc.

By:	/s/ Malcolm D. Griggs
Name:	Malcolm D. Griggs
Title:	Chief Risk Officer and General Counsel

cc:	H. Rodgin Cohen
Mitchell S. Eitel
Benjamin H. Weiner
(Sullivan & Cromwell LLP)

[Signature Page for S-4 Acceleration Request]